Exhibit 99.1

Nobel Biocare Increases Cooperation with Volvo IT

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 2, 2006--Nobel Biocare and Volvo IT have extended their cooperation agreement. Volvo IT will operate Nobel Biocare's global IT infrastructure and give the medical technology company worldwide access to the Volvo Group's IT technology and resources.

Volvo IT has been providing central operating services and data communication to Nobel Biocare. Under the new agreement these services will be expanded to include a further 100 servers and the local area networks in 28 countries.

Volvo IT will also help Nobel Biocare change to the same global, standardised PC environment that Volvo IT has developed for the Volvo Group. Besides this, Nobel Biocare's close to
2000 users will now contact Volvo IT's helpdesk, which can provide answers 24/7 in various languages.

"Our business model includes open cooperation and cost-effective coordination of IT resources between the Volvo Group and other companies," says Ulf Nilsson, Volvo IT's CEO.

Volvo Information Technology AB provides IT solutions for the whole industrial process from product development and manufacturing to sales, the aftermarket and administration including IT operations and infrastructure. Customers include AB Volvo, Ford Motor Company, Volvo Car Corporation, Nobel Biocare, SCA and Skandia. Volvo IT's global activities achieved sales of SEK 7 billion in 2005, and the company employed 6,000 people in Europe, North America, South America and Asia. Volvo Information Technology AB is a wholly-owned subsidiary of AB Volvo.

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CONTACT: Volvo
Ann-Louise Ohrn, +46 (0) 31 66 10 88
or +46 (0) 708-667088,
ann-louise.ohrn@volvo.com